Vibe Ventures Inc.

Suite 1707-A, 17th Floor, CTS Center

219 Zhong Shan Wu Road

Guangzhou, China 510030

Tel. 8613808821282

Fax. 862083332588

January 8 , 2010

Dear Sir/Madam:

RE:  Form S-1 CIK:0001479320

Please be advised that our office address  is currently noted as per above letter head. The former address  in Edmonton, Alberta was terminated due to the landlord undergoing financial problems.

In connection with the filing of the above noted form S-1, we request that your department fax copies of all comments and correspondence to our office in China at 011.86.2083332588 and to our representatives at Fusion Business Group Inc. at (604) 269-6623.

Yours truly,

 -S-

Hong Mei Ma

 President (Principal Executive Officer)